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                             August 23, 2022

       Xizhen Ye
       Chief Executive Officer
       Longwen Group Corp.
       8275 South Eastern Avenue #200
       Las Vegas, NV 89123

                                                        Re: Longwen Group Corp.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed August 4,
2022
                                                            File No. 000-11596

       Dear Mr. Ye:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G Amendment No. 1

       Item 1: Description of Business
       Organization and Corporate History, page 6

   1. We note your response to comment 3 and reissue in part. Please state that, if it is determined that your
current corporate structure is impermissible under PRC law, you may incur substantial
costs to enforce such structure, and discuss the challenges you may face in enforcing such
strucutre due to legal uncertainties and jurisdictional limits.
       Summary of Significant Risks Related to Doing Business in China, page 8

   2. We note your inclusion of a summary risk factor section in response to our comment 7.
                                                        Please include a
cross-reference for each entry in the summary to the more detailed discussion of the risk
contained in the Risk Factors section.
 Xizhen Ye
Longwen Group Corp.
August 23, 2022
Page 2
Transfer of Cash to and From Our Subsidiary, page 10

3. We note your response to comment 14 and reissue, as it does not appear that you included the requested disclosure in the Introductory Comment section.
Item 1A: Risk Factors, page 17

4. We note your response to comment 15 and reissue. Despite the fact that you do not use a
      VIE, the comment remains applicable.
5. We note your response to comment 18. Please state in this risk factor and in Item 1.
      Business, as you do elsewhere in the filing, that you are not currently required to seek approval from the CAC.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameXizhen Ye
                                                            Division of
Corporation Finance
Comapany NameLongwen Group Corp.
                                                            Office of Trade &
Services
August 23, 2022 Page 2
cc:       William Barnett
FirstName LastName